March 5, 2007

Mr. Russell Mancuso
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
Washington, D.C. 20549

Re:                               Vision-Sciences, Inc.
Revised Preliminary Proxy Materials
Filed March 2, 2007
File No. 0-20970

Dear Mr. Mancuso:

This letter is in response to your letter dated March 5, 2007 to Ron Hadani, Chief Executive Officer of Vision-Sciences, Inc. (“we,” “our” or the “Company”).  We appreciate and share in the Staff’s objective to enhance the overall disclosure of our filings.

For your convenience, your comments are set forth below, followed by our responses.

Special Factors Regarding the Transaction, page 16

1.                                      Please refer to prior comment 2.  Please disclose as a percentage the gross profit of the assets being sold compared to total gross profit for the relevant periods.

Company Response

We have amended the Proxy Statement to incorporate the information requested. We will provide a marked copy of the revised Proxy Statement to you supplementally.

Vision-Sciences, Inc.
40 Ramland Road South
Orangeburg, NY 10962
(845) 365-0600 phone
(845) 365-0620 fax

Incorporation of Certain Documents by Reference, page 20

2.                                      Please update this section to incorporate the Quarterly Report on Form 10-Q for the quarter ended December 31, 2006.

Company Response

We have amended the Proxy Statement to incorporate the information requested. We will provide a marked copy of the revised Proxy Statement to you supplementally.

In connection with our responses to your comments outlined above, the Company acknowledges the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We welcome the opportunity to discuss any aspect of this letter with you further.

Sincerely,

/s/ Yoav M. Cohen
Yoav M. Cohen
Vice President
Chief Financial Officer